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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

AZTEC OIL & GAS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
055000 10 3
(CUSIP Number)
Franklin C. Fisher, Jr.
One Riverway
Suite 1700
Houston, Texas 77056
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055000 10 3

1	NAMES OF REPORTING PERSONS Franklin C. Fisher, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		18,892,725 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,892,725 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,892,725 shares of Common Stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 6,000,000 shares of common stock subject to presently exercisable stock options or options exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D.

     This Amendment No. 2 to Schedule 13D is filed to report the following changes to the information previously disclosed in the Schedule 13D filed August 20, 2007:
Item 1. Security and Issuer
     No material change.
Item 2. Identity and Background
     No material change.
Item 3. Source and Amount of Funds or Other Consideration
     The source of the cash involved was from Mr. Fisher’s personal funds.
Item 4. Purpose of Transaction
     Mr. Fisher acquired the shares for investment purposes. Mr. Fisher intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales in the open market or in private transactions depending on various factors, including the Issuer’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments, Mr. Fisher’s personal financial situation, need for and availability of capital and any other facts and circumstances which may become known to Mr. Fisher regarding his investment in the Issuer. At the time of filing this Amendment No. 2 to Schedule 13D, Mr. Fisher has no plans to purchase additional shares of Common Stock in the open market in the immediate future. However, Mr. Fisher may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of Common Stock under various employee benefit and compensation arrangements of the Issuer and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.
     Except as may occur in the ordinary course of business of the Issuer, Mr. Fisher has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a class of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, Mr. Fisher, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer
(a) and (b)
     Mr. Fisher is the beneficial owner of 18,892,725 shares of Common Stock of the Issuer, which represents approximately 52.11% of the outstanding Common Stock of the Issuer, based on 30,253,466 shares of Common Stock issued and outstanding on July 3, 2007. Mr. Fisher has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares of Common Stock.
     (c) On November 21, 2007, Mr. Fisher acquired an aggregate of 2,901,750 shares of Common Stock in privately negotiated transactions at an acquisition price of $.01 per share. The funds used to make these purchases were Mr. Fisher’s personal funds. There have been no reportable transactions with respect to the Common Stock within the last 60 days by Mr. Fisher except for the acquisitions of beneficial ownership of Common Stock being reported on this Amendment No. 2 to Schedule 13D.
     (d) No person other than Mr. Fisher has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned by Mr. Fisher.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to Be Filed as Exhibits
None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 21, 2007

/s/ Franklin C. Fisher, Jr.
Franklin C. Fisher, Jr.